SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                         For the month of November 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F  [X]             Form 40-F  [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]                   No  [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

       On November 3, 2005 Fresenius Medical Care AG (the "Company") issued an Investor News announcing its third quarter and nine months earnings results for 2005. A copy of the Investor News is furnished as Exhibit 99.1.

       The attached Investor News contains non-GAAP financial measures. For purposes of Regulation G of the Securities and Exchange Commission, a non-GAAP financial measure is a numerical measure of a company's historical or future financial performance, financial position, or cash flows that either excludes or includes amounts (or is subject to adjustments that have the effect of excluding amounts) that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our third quarter and nine months 2005 consolidated financial results presented in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, we have used non-GAAP financial measure of (a) operating income excluding depreciation, amortization, and minority interests, and (b) free cash flow. These non-GAAP measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-GAAP financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. The presentation of non-GAAP financial measures in the attached Investor New is accompanied by the most directly comparable financial measures presented in accordance with GAAP, and a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures is included in the attached press release.

The Exhibit 99.1 attached hereto, shall not be deemed "filed" for purposes of
Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.



                                    EXHIBITS

    Exhibit 99.1           Investors News release issued November 03, 2005

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: November 3, 2005



                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT

                                       By: /s/ BEN LIPPS
                                           -------------------------------------
                                           Name:  Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                           Chairman of the Management Board



                                       By: /s/ LAWRENCE A. ROSEN
                                           -------------------------------------
                                           Name:  Lawrence A. Rosen
                                           Title: Chief Financial Officer

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